SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                       FIRST TRANSACTION MANAGEMENT, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    337187108
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                             Attention: Kim Gabriel
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2008
                                December 10, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 337187108

NAME OF REPORTING PERSON

1.       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Adam Benowitz

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF                   7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                8        SHARED VOTING POWER - 627,533
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER -  0
REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER - 627,533

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         627,533

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.4%

14       TYPE OF REPORTING PERSON

         IN

CUSIP No.: 337187108

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF                   7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                8        SHARED VOTING POWER - 627,533
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER - 627,533

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         627,533

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.4%

14       TYPE OF REPORTING PERSON

         IA

CUSIP No.: 337187108

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vision Opportunity China Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]
         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey

NUMBER OF                   7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                8        SHARED VOTING POWER - 0
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER - 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

14       TYPE OF REPORTING PERSON

         CO

CUSIP No.: 337187108

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vision Opportunity China LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey

NUMBER OF                   7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                8        SHARED VOTING POWER - 0
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER - 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No.: 337187108

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vision Opportunity China GP Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey

NUMBER OF                   7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                8        SHARED VOTING POWER - 0
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER - 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

14       TYPE OF REPORTING PERSON

         CO

CUSIP No.: 337187108

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vision Opportunity Master Fund, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

NUMBER OF                   7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                8        SHARED VOTING POWER - 627,533
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                 10       SHARED DISPOSITIVE POWER - 627,533

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         627,533

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.4%

14       TYPE OF REPORTING PERSON

         CO

ITEM 1.  Security and Issuer.

      The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of First Transaction Management, Inc. (the "Issuer"), whose principal executive offices are located at c/o Castle Bison, Inc., 31200 ViaColinas, Suite 200, Westlake Village, CA.

ITEM 2.  Identity and Background.

      (a) This Statement is being filed by (i) Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the "China Fund"),
(ii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the "China Fund GP"), which serves as the general partner of the China Fund, (iii) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the "China Fund Ltd."), which controls the China Fund GP, (iv) Vision Opportunity Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"; and, together with the China Fund, the "Funds"), (v) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Funds and (vi) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the "Reporting Persons"). Each Fund is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Master Fund and the China Fund (as applicable) directly own all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager (and the China Fund GP and the China Fund Ltd., with respect to the shares owned by the China Fund) may be deemed to share with the Master Fund and the China Fund voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

      The principal business of each of the China Fund, the China Fund Ltd. and the Master Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the China Fund GP is acting as the general partner of the China Fund. The principal business of the Investment Manager is providing investment management services to the China Fund Ltd., the Master Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

      For purposes of this Statement, all references to the term "Reporting Persons" for events prior to December 10, 2008 shall mean the China Fund, the China Fund GP, the China Fund Ltd., the Investment Manager and Mr. Benowitz. All references to the term "Reporting Persons" for events on or subsequent to December 10, 2008, shall mean the Master Fund, the Investment Manager and Mr. Benowitz.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the China Fund Ltd. and the Master Fund (the "Directors and Officers").

      (b) The principal business office of each of the Investment Manager and Mr. Benowitz is:

      20 West 55th Street, 5th Floor
      New York, New York 10019
      USA

      The principal business office of each of the China Fund, the China Fund GP and the China Fund Ltd. is:

      Suites 13 and 15
      Sarnia House
      Le Truchot
      St Peter Port
      Guernsey GY1 4NA

      The principal business office of the Master Fund is:

      c/o Citi Hedge Fund Services (Cayman) Limited
      P.O. Box 1748
      Cayman Corporate Centre
      27 Hospital Road, 5th Floor
      Grand Cayman KY1-1109
      Cayman Islands

      (c) See Item 2(a) and 2(b) above.

      (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) See Item 2(a) above. Adam Benowitz is a US Citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration

      The source of funds for the securities covered by this Statement is working capital of the Master Fund, and the amount of funds is $440,715.

ITEM 4.  Purpose of Transaction.

      Original Acquisition by the China Fund. On August 14, 2008, pursuant to a Stock Purchase Agreement (the "Agreement"), by and among the Issuer, the China Fund, Castle Bison, Inc. by and on behalf of itself and those parties named on Exhibit A attached thereto (together with the China Fund, the "Purchasers"), and Susan A. Schreter (the "Seller"), the Purchasers purchased (i) an aggregate of 262,798 shares (the "Shares") of Common Stock of the Issuer and (ii) a secured promissory note (the "Note") made by the Issuer, as borrower, to the Seller, as lender, with an outstanding principal balance of $771,791 and accrued but unpaid interest of $278,872, which is convertible, in whole or in part, into 656,665 shares ("Conversion Shares") of Common Stock of the Issuer, from the Seller in consideration for a purchase price in the aggregate amount of $600,000. The China Fund acquired 262,798 Shares and an interest in the Note which is convertible into 364,735 Conversion Shares. The China Fund converted its interest in the Note into 364,735 Conversion Shares, thereby bringing its beneficial ownership up to 627,533 shares of Common Stock ("Aggregate Shares").

      Issuance by the Issuer. In its Current Report on Form 8-K filed on October 28, 2008 with the SEC, the Issuer announced that it had entered into a stock subscription agreement with three accredited and non-affiliated investors pursuant to which such investors purchased and the Issuer sold an aggregate of 450,000 shares of Common Stock on October 21, 2008 (the "Subsequent Issuance"). Following the Subsequent Issuance, the Reporting Persons remained the beneficial owners of the Aggregate Shares; however, their beneficial ownership percentage was diluted from 59.4% to 41.4% of the outstanding shares of Common Stock.

      Sale by the China Fund to the Master Fund. On December 10, 2008, pursuant to a Stock Purchase Agreement (the "Vision SPA"), by and between the China Fund and the Master Fund, the China Fund sold, assigned, transferred and delivered to the Master Fund, and the Master Fund purchased from the China Fund, all right, title and interest of the China Fund in and to the Aggregate Shares for a purchase price of $440,715. Subsequent to the Vision SPA, the China Fund, the China Fund GP and the China Fund Ltd. no longer had any interest, direct or indirect, in any shares of the Issuer's Common Stock.

      The Reporting Persons acquired all of the shares of Common Stock reported herein with a view towards the Issuer effecting a reverse merger transaction with a private operating company. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

      (a) The Reporting Persons are the beneficial owners of 627,533 shares of Common Stock, representing 41.4% of the outstanding shares of Common Stock as of December 10, 2008 (based on 1,515,921 shares of Common Stock issued and outstanding as of October 24, 2008, as reported in the Issuer's Current Report on Form 8-K filed on October 28, 2008).

      (b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 627,533 shares reported herein.

      (c) Except as described in Item 4, the Reporting Persons and, to the knowledge of the Reporting Persons, the Directors and Officers, did not effect any transactions in the Issuer's securities within the past 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.

      (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit No.    Document

1              Joint Filing Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2008

                                ADAM BENOWITZ
                                VISION CAPITAL ADVISORS, LLC
                                VISION OPPORTUNITY MASTER FUND, LTD.

                                By: /s/ Adam Benowitz
                                    --------------------------------------------
                                    Adam Benowitz, for himself, as Managing
                                    Member of the Investment Manager and as a
                                    Director of the Master Fund


                                VISION OPPORTUNITY CHINA LP
                                VISION OPPORTUNITY CHINA GP LIMITED
                                VISION OPPORTUNITY CHINA FUND LIMITED

                                By: /s/ David Benway
                                    --------------------------------------------
                                    David Benway, as a Director of the China
                                    Fund GP (for itself and as general partner
                                    of the China Fund) and the China Fund Ltd.

                                   SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the China Fund Ltd. and the Master Fund, respectively.

CHINA FUND LTD. DIRECTORS

Christopher Norman Fish (British Citizen)
Professional Director
LeVillocq Farmhouse
Le Villocq, Castel, Guernsey, GY5 7SA

Dr. Randolph Baer Cohen (US Citizen)
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

David William Benway (US Citizen)
Director of Business Development
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

Ruiping Wang (Hong Kong Citizen)
Managing Director
TDR Capital International Ltd.
Room 1201, Tower Two
Lippo Centre, 89 Queensway, Hong Kong

Dr. Christopher Keith Polk (US Citizen)
Professor of Finance
London School of Economics and Political Science
Houghton Street, London, WC2A2AE, UK

CHINA FUND LTD. EXECUTIVE OFFICERS

None.

MASTER FUND DIRECTORS

Adam Benowitz (US Citizen)
Managing Member
Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
New York, New York 10019

Robert Arnott (British/Cayman Citizen)
Box 31695
One Breezy Pines
Bel Air Drive, South Sound
Grand Cayman KY1-1207
Cayman Islands
Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

Peter Young (Cayman Citizen)
27 Hospital Road, George Town
Grand Cayman KY-1109
Cayman Islands
Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

MASTER FUND EXECUTIVE OFFICERS

None.

                                  EXHIBIT INDEX

Exhibit No.    Document

1              Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of First Transaction Management, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: December 12, 2008

                                ADAM BENOWITZ
                                VISION CAPITAL ADVISORS, LLC
                                VISION OPPORTUNITY MASTER FUND, LTD.

                                By: /s/ Adam Benowitz
                                    --------------------------------------------
                                    Adam Benowitz, for himself, as Managing
                                    Member of the Investment Manager and as a
                                    Director of the Master Fund


                                VISION OPPORTUNITY CHINA LP
                                VISION OPPORTUNITY CHINA GP LIMITED
                                VISION OPPORTUNITY CHINA FUND LIMITED

                                By: /s/ David Benway
                                    --------------------------------------------
                                    David Benway, as a Director of the China
                                    Fund GP (for itself and as general partner
                                    of the China Fund) and the China Fund Ltd.